

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Scott Turicchi
Chief Executive Officer
Consensus Cloud Solutions, Inc.
700 S. Flower Street, 15th Floor
Los Angeles, CA 90017

> **Re: Consensus Cloud Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed August 18, 2021**
> **File No. 001-40750**

Dear Mr. Turicchi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. References to prior comments are to those in our letter dated August 12, 2021.

Amendment No. 2 to Registration Statement on Form 10-12B filed August 18, 2021

Information Statement Summary
Our Company, page 1

1. Please revise to clarify the difference between subscribers, customers, and accounts as these terms are used throughout your filings, sometimes interchangeably. Please specifically address how users participating in a free trial period are considered in these definitions.

Risk Factors

There are particular challenges..., page 12

2. We note your response to prior comment 3. Please clarify what "different participants may define the healthcare interoperability industry somewhat differently" means and how that is a risk for your company.

Unaudited Pro Forma Combined Financial Statements

Notes to Unaudited Pro Forma Combined Financial Statements, page 48

3. Please revise your discussion of adjustments (e) and (f) to explain how you determined the amount of each adjustment, including any material assumptions made.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cloud Services Performance Metrics, page 52

4. We note your response to prior comment 5. Please clarify if you track cancellations for your cloud services business customers in total, not just for "committed customers". If so, please revise to quantify those cancellations for each period presented. Please also tell us why you consider cancellations for "committed customers" more meaningful than cancellations for all cloud services business customers.

Results of Operations

Six Months Ended June 30, 2021 and 2020, page 53

5. For each income statement line item, please revise to separately quantify the impact of each factor which impacted the fluctuations in amounts reported for each period. For example, in your discussion of revenue, please revise to separately quantify the increase in revenues for the six months ended June 30, 2021 that were attributable to acquisitions separate from organic growth. Please also separately quantify the negative impacts to revenue, revise to define the "certain areas" that were negatively impacted and explain the reasons for fluctuations in those areas. Please refer to Instruction 3 to Item 303(b) of Regulation S-K.

Business, page 69

6. Since this section addresses the Consensus business on a stand-alone basis, please revise any references to financial statement figures or metrics as appropriate to indicate where pro forma figures are presented. For example, both your discussion of revenue on page 70 and the table on page 73 appear to include pro forma figures but are not marked as pro forma.

Key Performance Indicators by Product, page 73

7. Please clarify for us if your calculation of monthly churn captures cancellations for all customers or a subset, similar to the cancellation rate described on page 52. If cancellations are captured only after a certain period or for a certain type of customer, please revise your filing to more fully describe how monthly churn is calculated.

8. We note your disclosure in response to prior comment 8. Please clarify how your calculation of annual ARPA or quarterly ARPA provides investors with an understanding of the average monthly revenues you recognize per account associated with Consensus' customer base.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stewart L. McDowell